UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934

RIDGEWOOD ENERGY A-1 FUND, LLC
(Exact Name of Registrant as Specified in its Charter)

Delaware	01-0921132
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

14 Philips Parkway, Montvale, NJ	07645
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code (800) 942-5550

Securities to be registered pursuant to Section 12(b) of the Act: None

Securities to be registered pursuant to Section 12(g) of the Act:

Title of class:

Shares of LLC Membership Interests

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☒
(Do not check if a smaller reporting company)

FORWARD-LOOKING STATEMENTS

Certain statements in this Registration Statement on Form 10 (“Registration Statement”) and the documents Ridgewood Energy A-1 Fund, LLC (the “Fund”) has incorporated by reference into this Registration Statement, other than purely historical information, including estimates, projections, statements relating to the Fund’s business plans, strategies, objectives and expected operating results, and the assumptions upon which those statements are based, are forward-looking statements based on current expectations and assumptions that are subject to risks and uncertainties that may cause actual results to differ materially from the forward-looking statements. You are therefore cautioned against relying on any such forward-looking statements.  Forward-looking statements can generally be identified by words such as “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “plan,” “target,” “pursue,” “may,” “will,” “will likely result,” and similar expressions and references to future periods.  Examples of such events that could cause actual results to differ materially from historical results or those anticipated include weather conditions, such as hurricanes, changes in market conditions affecting the pricing of oil and natural gas, the cost and availability of equipment, and changes in governmental regulations.  Examples of forward-looking statements made herein include statements regarding future projects, investments and insurance. Forward-looking statements made in this document speak only as of the date on which they are made.  The Fund undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

WHERE YOU CAN GET MORE INFORMATION

The Fund will file annual, quarterly and current reports and certain other information with the Securities Exchange Commission (“SEC”). Persons may read and copy any materials the Fund files with the SEC at the SEC’s public reference room at 100 F Street, NE, Washington D.C. 20549, on official business days during the hours of 10 a.m. to 3 p.m. Eastern Time.  Information may be obtained from the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

ITEM 1. BUSINESS

Overview

The Fund (an exploratory stage enterprise) is a Delaware limited liability company (“LLC”) formed on February 3, 2009 to acquire interests primarily in oil and gas properties located in the United States waters of Texas, Louisiana and Alabama in the Gulf of Mexico.  Ridgewood Energy Corporation, a Delaware corporation, is the Manager.

The Fund initiated its private placement offering on March 2, 2009, selling whole and fractional shares of membership interests (“Shares”), consisting of Limited Liability Shares of Membership Interests (“Limited Liability Shares”) and Investor GP Shares of Membership Interests (“Investor GP Shares”), primarily at $200 thousand per whole Share, with fractional interests being sold primarily at a price equal to such whole Share price times the amount of the fractional interest purchased. The Limited Liability Shares and the Investor GP Shares constitute a single class of securities as defined in Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  See Item 11. “Description of Registrant’s Securities to be Registered.”There is no public market for the Shares and one is not likely to develop. In addition, the Shares are subject to material restrictions on transfer and resale and cannot be transferred or resold except in accordance with the Fund’s limited liability company agreement (the “LLC Agreement”) and applicable federal and state securities laws. The offering was terminated on October 13, 2009. The Fund raised $41.1 million and after payment of $6.7 million in offering fees, commissions and investment fees, the Fund had $34.5 million for investments and operating expenses.  See Item 7. “Certain Relationships and Related Transactions, and Director Independence” and Item 10. “Recent Sales of Unregistered Securities” for additional discussion.

Manager

Ridgewood Energy Corporation (the “Manager” or “Ridgewood Energy”) was founded in 1982 by Robert E. Swanson. The Manager has direct and exclusive control over the management of the Fund's operations. With respect to project investments, the Manager locates potential projects, conducts appropriate due diligence and negotiates and completes the transactions in which the investments are made. This includes review of existing title documents, reserve information, and other technical specifications regarding a project, and the review and preparation of participation agreements and other agreements relating to an investment.

The Manager performs, or arranges for the performance of, the management, advisory and administrative services required for Fund operations. Such services include, without limitation, the administration of shareholder accounts, shareholder relations and the preparation, review and dissemination of tax and other financial information. In addition, the Manager provides office space, equipment and facilities and other services necessary for Fund operations. The Manager also engages and manages the contractual relations with unaffiliated custodians, depositories, accountants, attorneys, broker-dealers, corporate fiduciaries, insurers, banks and others as required.

The Fund is required to pay all other expenses it may incur, including insurance premiums, expenses of preparing and printing periodic reports for shareholders and the SEC, commission fees, taxes, outside legal, accounting and consulting fees, litigation expenses and other expenses. The Fund is required to reimburse the Manager for all such expenses paid on its behalf.

As compensation for its services, the Manager is entitled to an annual management fee, payable monthly, equal to 2.5% of the total capital contributions made by the Fund’s shareholders, net of cumulative dry-hole and related well costs incurred by the Fund.  The Manager is entitled to receive an annual management fee from the Fund regardless of the Fund’s profitability in that year.  For the period February 3, 2009 (Inception) through December 31, 2009, management fees were $0.6 million.  Additionally, the Manager is entitled to receive a 15% interest in cash distributions made by the Fund.  No distributions have been paid by the Fund during the period February 3, 2009 (Inception) through December 31, 2009.

In 2009, the Fund incurred a one-time investment fee to the Manager of approximately 4.5% of initial capital contributions, or $1.9 million, for services of investigating and evaluating investment opportunities and effecting transactions.  Additionally, in 2009, the Fund incurred an offering fee, payable to the Manager, totaling $1.4 million, which approximated 3.5% of capital contributions directly related to the offer and sale of Shares.  At December 31, 2009, such offering fee was included in syndication costs of $4.8 million.

Business Strategy

The Fund’s primary investment objective is to generate cash flow for distribution to its shareholders by generating returns across a portfolio of exploratory or development stage shallow water or deepwater projects.  Distributions will be funded from cash flow from operations, and the frequency and amount are within the Manager’s discretion subject to available cash from operations, cash requirements and Fund operations.  The Fund invests in the drilling and development of both shallow and deepwater oil and natural gas projects in the U.S. waters of the Gulf of Mexico, in partnership with leading exploration and production companies.  Although the Fund intends to focus primarily on exploratory oil and natural gas projects, it will also investigate and, if appropriate, invest in non-exploratory projects, such as producing projects and projects that have proven undeveloped reserves, some of which may need capital to construct, install or acquire the necessary infrastructure assets, such as rigs, pipelines or other equipment needed to gather, process and transport oil or natural gas.  Some of these non-exploratory projects may also contain probable or possible reserves, which could be a factor in the purchase price paid by the Fund to acquire such projects.  The Fund will rigorously screen and evaluate non-exploratory projects using the same investment screening and selection process used for exploratory stage projects, although, depending on the nature and type of a non-exploratory project, additional or different evaluative tools and processes may be needed by the Fund when evaluating such projects.

Investment Strategy

The Fund invests its capital with major operators through working interests with such operators and, in some cases, other energy companies that also own or acquire working interests in the projects.  A working interest is an undivided fractional interest in a lease block acquired from the U.S. government or from an operator who has acquired the working interest.  A working interest includes the right to drill, produce and conduct operating activities and share in any resulting oil and natural gas production.  It is standard industry procedure for operators to take 25% to 50% interests in multiple drilling projects, rather than 100% interests in a few projects, in order to share risk, obtain independent technical validation and stretch exploration budgets that are split across numerous regions of the world.  Ridgewood Energy evaluates each project and its operator on an individual project basis, allowing the Fund to invest in what Ridgewood Energy believes are the projects with the most attractive risk/reward ratios.  Critical to the success of this approach is the ability of Ridgewood Energy to diversify the Fund’s portfolio across project types and operators.  Attributes sought in projects for investment include: depth of scientific analysis and preparation; strong potential project economics and favorable operating agreement terms; similarity to existing producing properties; and expertise of the operator in the proposed region/geology/technical environment.  Attractive characteristics of potential and existing operators include industry contacts and relationships, sophisticated geological and geophysical teams and, most importantly, a strong track record of success.

Invest in “Drill-Ready” Exploratory Projects
Ridgewood Energy’s strategy of investing the Fund’s capital alongside major operators only at the drill-ready stage is designed to limit the Fund’s exposure to exploratory risk.  A drill-ready project is one in which an operator has already spent a significant amount of capital and technical resources on seismic and engineering analysis to evaluate the opportunity, to complete the lease block acquisition, to secure the drilling rights and to obtain internal management approval to commit capital to begin drilling.  The upfront work performed by the operator quantifies and reduces the Fund’s exposure to the risk of drilling wells that are not commercially producible discoveries (or a dry hole) and provides Ridgewood Energy with access to the analytics of geoscientists and engineers and the Gulf of Mexico operators.  In return, the operator who performs this upfront work to generate the potential project may receive a “promote” on the cost of the initial exploratory well.  Under a promote arrangement, the Fund would pay a larger share of the drilling costs of the first well.  For a successful well, all of the Fund’s subsequent costs, including completion costs for the exploratory well, the costs of all development wells, infrastructure costs such as production platforms and pipelines, and day-to-day operating costs for the life of the project, would be paid on a proportionate basis to its working interest ownership.

Investment Process
Although Ridgewood Energy’s model of investing fund capital with operators affords it access to industry-leading technical and engineering resources, Ridgewood Energy performs its own due diligence on, and independently evaluates, all of the projects in which the Fund invests and all investment decisions are based on the collective analysis of the Ridgewood Energy management team.  The Ridgewood Energy management team conducts an initial screening process to identify new project investment opportunities utilizing their training, experience and industry relationships.  Ridgewood Energy is selective as to which projects it pursues.  Key criteria that form part of the detailed evaluation include the identity of the operator and other partners, the technical quality of the project, access to existing infrastructure, drilling schedule and rig availability and project economics and terms.

Ridgewood Energy maintains an investment committee consisting of five members, which provides operational, financial, scientific and technical oil and gas expertise to the Fund (the “Investment Committee”).  Four members of the Investment Committee are based out of the Manager’s Montvale, New Jersey office and one member is based out of the Manager’s Houston, Texas office.  Once the technical and economic analyses of a potential project are complete and a project has been deemed to satisfy Ridgewood Energy’s technical criteria, provide an attractive economic risk/reward ratio, and fit within Ridgewood Energy’s diversification strategy, final investment approval is made by the Investment Committee.  When reviewing a project for final investment approval, the Investment Committee seeks to balance the economics of the projects, the potential sizes of the projects, the diversity of the operators, and the likely timing of new projects   The Investment Committee also considers the geological, financial and operating risks of the proposed project and compares these risks to the existing portfolio of Ridgewood Energy projects.  The Investment Committee further focuses on the initial well cost relative to the overall revenue potential of the project.

Participation and Joint Operating Agreements
Once Ridgewood Energy decides that a project is an appropriate investment for the Fund, the Fund will seek to enter into a joint operating agreement with the other working interest owners in a lease.  Ridgewood Energy negotiates the joint operating agreement with the goal of achieving the best possible economics and governance rights for the Fund in connection with acquiring the interest.  Under the joint operating agreement, proposals and decisions are made based on percentage ownership approvals and although an operator’s percentage ownership may constitute a majority ownership, operators generally seek consensus relating to project decisions.  As a result, Ridgewood Energy and other partners generally retain the right to make proposals and influence decisions involving certain operational matters associated with a project.  This approval discretion and the operator’s desire to execute the project efficiently and expeditiously can function to effectively limit the operator’s inclination to act on its own, or against the interests of the participants in the project.

Project Information

Existing projects, and future projects, if any, are expected to be located in the waters of the Gulf of Mexico offshore from Texas, Louisiana and Alabama, on the Outer Continental Shelf (“OCS”). The Outer Continental Shelf Lands Act (“OCSLA”), which was enacted in 1953, governs certain activities with respect to working interests and the exploration of oil and natural gas in the OCS.  See further discussion under the heading “Regulation” in this Item 1. “Business”.

As part of the leasing activity and as required by the OCSLA, the leases auctioned include specified lease terms such as the length of the lease, the amount of royalty to be paid, lease cancellation and suspension, and, to a degree, the planned activities of exploration and production to be conducted by the lessee.

Leases in the OCS are generally issued for a primary lease term of 5, 8 or 10 years depending on the water depth of the lease block. The 5-year lease term is for blocks in water depths generally less than 400 meters, 8 years for depths between 400 meters and 800 meters and 10 years for depths in excess of 800 meters. During this primary lease term, except in limited circumstances, lessees are not subject to any particular requirements to conduct exploratory or development activities. However, once a lessee drills a well and begins production, the lease term is extended for the duration of commercial production.

The lessee of a particular block, for the term of the lease, has the right to drill and develop exploratory wells and conduct other activities throughout the block. If the initial well on the block is successful, a lessee, or third-party operator for a project, may conduct additional geological studies and may determine to drill additional or development wells. If a development well is to be drilled in the block, each lessee owning working interests in the block must be offered the opportunity to participate in, and cover the costs of, the development well up to that particular lessee’s working interest ownership percentage.

Generally, working interests in an offshore natural gas lease under the OCSLA pay a 16.67% or 18.75% royalty to the Mineral Management Services (“MMS”) for shallow -water projects, dependent upon the lease date, and a 12.5% royalty to the MMS for deepwater projects. Therefore, the net revenue interest of the holders of 100% of the working interest in the projects in which the Fund will invest is between 81.25% and 83.33% of the total revenue for shallow -water projects and 87.5% of the total revenue for deepwater projects, and, such net revenue amount is further reduced by any other royalty burdens that apply to a lease block.  Other than MMS royalties, the Fund does not have material royalty burdens.

Properties

The Fund owns working interests and has participated in the drilling of four wells; one is scheduled to commence drilling in third quarter 2010, one is currently drilling and two have been determined to be discoveries.

		Off-shore
		Location in		Drilling	Total Spent
	Working	Gulf of	Target	Risk	through
Lease Block	Interest	Mexico	Depth	(a)	December 31, 2009
			(feet)	(in thousands)
Future project
Pearl Project	22.5%	Texas	15,000	$3,675	$245

Currently drilling
Dakota Project	7.0%	Louisiana	21,500	$3,073	$2,848

Discoveries
Alpha Project	3.75%	Louisiana	13,500	N/A	$2,334
Raven Project	25.0%	Louisiana	18,800	N/A	$3,956

(a)
Drilling risk represents the Fund’s committed exposure for estimated costs incurred prior to the determination of a well’s commercial productivity.  Such costs include costs for drilling the well and testing for the presence of hydrocarbons, as well as the cost for leasing land, seismic purchase and reprocessing.  Under the successful efforts method of accounting for oil and gas properties, the Fund capitalizes such costs pending determination of whether the well contains proved commercial reserves.  If proved commercial reserves are not found, such costs are expensed as dry-hole costs. The Fund exepects such costs to be incurred within one year of the onset of drilling.

Future Project
Pearl  Project
In March 2009, the Fund acquired a 22.5% working interest in the Pearl Project, an exploratory well.  The Pearl Project is expected to commence drilling in third quarter 2010.  Through December 31, 2009, the Fund has capitalized $0.2 million related to this well, for which the Fund’s total estimated capital budget is $8.4 million.

Currently Drilling
Dakota  Project
In October 2009, the Fund acquired a 7.0% working interest in the Dakota Project, an exploratory well.  The Dakota Project commenced drilling in December 2009 and results are expected in second quarter 2010.  Through December 31, 2009, the Fund has capitalized $2.8 million related to this well, for which the Fund’s total estimated capital budget is $4.4 million.

Discoveries
Alpha Project
In September 2009, the Fund acquired a 3.75% working interest in the Alpha Project, an exploratory well.   The project began drilling in September 2009 and was determined to be a discovery in October 2009.  Completion efforts are ongoing and production is expected in fourth quarter 2010. Through December 31, 2009, the Fund has capitalized $2.3 million related to this well, for which the Fund’s total estimated capital budget is $6.7 million.

Raven Project
In June 2009, the Fund acquired a 25.0% working interest in the Raven Project, an exploratory well.   The project began drilling in September 2009 and was determined to be a discovery in December 2009.  Completion efforts are ongoing and production is expected in third quarter 2010. Through December 31, 2009, the Fund has capitalized $4.0 million related to this well, for which the Fund’s total estimated capital budget is $7.2 million.

Oil and Natural Gas Agreements

As of the date of this Registration Statement, none of the Fund's projects are producing and therefore no definitive arrangements have been made for the sale or transportation of oil and natural gas that may be produced from the Fund's projects. The Manager believes that it is likely that oil and natural gas from the Fund’s current and future projects will have access to pipeline transportation and can be marketed accordingly.

Operator

The projects in which the Fund has invested are operated and controlled by unaffiliated third-party entities acting as operators. The operators are responsible for drilling, administration and production activities for leases jointly owned by working interest owners and act on behalf of all working interest owners under the terms of the applicable operating agreement. In certain circumstances, operators will enter into agreements with independent third-party subcontractors and suppliers to provide the various services required for operating leases.

Because the Fund does not operate any of the projects in which it has acquired an interest, shareholders not only bear the risk that the Manager will be able to select suitable projects, but also that, once selected, such projects will be managed prudently, efficiently and fairly by the operators.

Insurance

The Manager has obtained and maintains what it believes to be adequate insurance for the funds that it manages.  The Manager has obtained hazard, property, general liability and other insurance in commercially reasonable amounts to cover its projects, as well as general liability, directors’ and officers’ liability and similar coverage for its business operations. However, there is no assurance that such insurance will be adequate to protect the Fund from material losses related to the projects.   Further, for the policy period August 2009 through July 2010, the Manager did not obtain coverage for named windstorm.  As a result of the losses underwriters incurred from claims arising from Hurricane Ike, a named windstorm in September 2008, the Manager determined that the premiums sought by underwriters for, and the deductibles applicable to, coverage for named windstorm made obtaining such coverage for such policy period prohibitively expensive in light of the risks.  In addition, the Manager's past practice has been to obtain insurance as a package that is intended to cover most, if not all, of the funds under its management.  The Manager will re-evaluate its coverage on an annual basis.  While the Manager believes it has obtained adequate insurance in accordance with customary industry practices, the possibility exists, depending on the extent of the incident, that insurance coverage may not be sufficient to cover all losses.  In addition, depending on the extent, nature and payment of any claims to the Fund's affiliates, yearly insurance limits may be exhausted and become insufficient to cover a claim made by the Fund in a given year.

Conflicts of Interests

The Manager’s operation of the Fund is subject to potential conflicts of interest that may adversely affect or influence the Manager’s management of the Fund.  Some of these potential conflicts of interest include without limitation:

•	the employees of Ridgewood Energy must allocate their time among all funds managed by the Manager;
•	the Manager allocates investments among and between Ridgewood Energy funds, including the Fund;
•	the Manager receives compensation and fees from the Fund, but these fees have not been established on the basis of arms-length negotiations and are owed regardless of profitability;
•
the Manager has broad discretion to determine distributions, allocations, profits and losses and other items and the entitlement of the Manager to fees and compensation can be affected by such determinations;

•	conflicts created from the conflicting investment objective of the Fund’s investors; and
•	the Manager can make determinations of the value of the Fund assets and such determination may affect the performance record of the Fund.

Many of the conflicts listed above, as well as others, are inherent to the nature and management of an investment in the Fund.   Conflicts have occurred infrequently, if at all, during the Manager’s management of the Ridgewood Energy funds, including those that arise in connection with the allocation of investments.  In such instances, generally the Manager seeks to utilize the oldest capital first by placing projects, or a percentage thereof, with the older Ridgewood Energy funds that may have unallocated capital.  Such placement, however, is considered in light of certain other factors, including that fund’s existing projects, and the location, depth, and operator of such project. Managing and resolving such conflicts are factually intensive and a resolution of a conflict in one instance may not be the proper resolution of a similar subsequent conflict.  As a result, neither the Fund nor the Manager has adopted specific and formal policies covering conflicts because such policies could potentially require rigid application of the policy requirements to factual circumstances in which a resolution not necessarily dictated by the policy would be a better resolution for all investors. The Manager, however, does have procedures and guidelines in place in the event of such conflicting responsibilities, which procedures and guidelines influence and direct the Manager’s behavior when confronting conflicts with due consideration of the Manager’s fiduciary duties to the Fund, and other Ridgewood Energy funds, in connection with its position and responsibilities as Manager.

Salvage Fund

As to projects in which the Fund owns a working interest, the Fund deposits in a separate interest-bearing account, or salvage fund, which is in the nature of a sinking fund, cash to provide for the Fund’s proportionate share of the anticipated cost of dismantling production platforms and facilities, plugging and abandoning the wells, and removing the platforms, facilities and wells in respect of the projects after the end of their useful lives, in accordance with applicable federal and state laws and regulations.  The Fund has deposited $1.0 million from capital contributions into a salvage fund, which, along with interest earned on this account, the Fund estimates to be sufficient to meet the Fund’s potential requirements. If, at any time, the Manager determines the salvage fund will not be sufficient to cover the Fund’s proportionate share of expense, the Fund may transfer amounts from capital contributions or operating income to fund the deficit.  Payments to the salvage fund will reduce the amount of cash distributions that may be made to investors by the Fund.  Any portion of a salvage fund that remains after the Fund pays its share of the actual salvage cost will be distributed to the shareholders. There are no legal restrictions on the withdrawal or use of the salvage fund.

Seasonality

Generally, the Fund's business operations are not subject to seasonal fluctuations in the demand for oil and natural gas that would result in more of the Fund's oil and natural gas being sold, or likely to be sold, during one or more particular months or seasons. Once a project is producing, the operator of the project extracts oil and natural gas reserves throughout the year. Once extracted, oil and natural gas can be sold at any time during the year.

The Fund’s properties are located in the Gulf of Mexico; therefore its operations and cash flows may be significantly impacted by hurricanes and other inclement weather.  Such events may also have a detrimental impact on third-party pipelines and processing facilities, upon which the Fund relies to transport and process the oil and natural gas it produces. The National Hurricane Center defines hurricane season in the Gulf of Mexico as June 1st through November 30th. The Fund did not experience any damage or shut-ins, or production stoppages, due to hurricane activity in 2009.

Customers

The Fund's existing projects have not yet been developed to the point where reserves of oil and natural gas have been extracted. As a result, the Fund has not yet contracted with third parties to sell such oil and natural gas and therefore has no customers.

Energy Prices

Historically, the markets for and prices of oil and natural gas have been extremely volatile, and they are likely to continue to be volatile in the future.  This volatility is caused by numerous factors and market conditions that the Fund cannot control or influence.  Therefore, it is impossible to predict the future price of oil and natural gas with any certainty.  Low commodity prices could have an adverse affect on the Fund’s future profitability.  The Fund has not engaged in any price risk management programs or hedges.

Competition

Strong competition exists in the acquisition of oil and natural gas leases and in all sectors of the oil and natural gas exploration and production industry. Although the Fund does not compete for lease acquisitions from the MMS, it does compete with other companies for the acquisition of percentage ownership interests in oil and natural gas working interests in the secondary market.

In many instances, the Fund competes for projects with large independent oil and natural gas producers who generally have significantly greater access to capital resources, have a larger staff, and more experience in oil and natural gas exploration and production than the Fund. As a result, these larger companies are in a position that they could outbid the Fund for a project. However, because these companies are so large and have such significant resources, they tend to focus more on projects that are larger, have greater reserve potential, and cost significantly more to explore and develop.  The focus of these companies on larger projects does not necessarily mean that they will not investigate and/or acquire projects for which the Fund typically competes.  The Manager is often able to win project participations ahead of such competitors for the following reasons: (i) Ridgewood Energy has an investment process that is not subject to the more layered decision-making processes that typically exist within large oil and gas companies; such processes enable Ridgewood Energy to assimilate financial, seismic and operational data in relation to a prospective project and assess the terms on which the project is being offered, which the Fund believes puts Ridgewood Energy in a position to reach an investment decision well in advance of most large oil and gas companies; (ii)  Ridgewood Energy is one of the most active exploration and production participants in the Gulf of Mexico, and as a result, the management team is in regular contact with all the major operators and is therefore able to contribute valuable perspectives both from a geological and operational viewpoint; and (iii) Ridgewood Energy is typically not viewed as a competitor by the syndicating operator, as Ridgewood Energy does not participate in lease block sales but only invests in drill-ready syndicated projects.

Employees

The Fund has no employees as the Manager operates and manages the Fund.

Offices

The principal executive office of the Fund and the Manager is located at 14 Philips Parkway, Montvale, NJ 07645, and its phone number is 800-942-5550.  The Manager leases additional office space at 11700 Old Katy Road, Houston, TX 77079.  In addition, the Manager maintains leases for other offices that are used for administrative purposes.

Regulation

Oil and natural gas exploration, development and production activities are subject to extensive federal and state laws and regulations. Regulations governing exploration and development activities require, among other things, the Fund’s operators to obtain permits to drill projects and to meet bonding, insurance and environmental requirements in order to drill, own or operate projects. In addition, the location of projects, the method of drilling and casing projects, the restoration of properties upon which projects are drilled and the plugging and abandoning of projects are also subject to regulations.

The Fund’s projects are located in the offshore waters of the Gulf of Mexico on the OCS. The Fund’s operations and activities are therefore governed by the OCSLA and certain other laws and regulations described herein.

Outer Continental Shelf Lands Act

Under OCSLA, the United States federal government has jurisdiction over oil and natural gas development on the OCS. As a result, the United States Secretary of the Interior is empowered to sell exploration, development and production leases of a defined submerged area of the OCS, or a block, through a competitive bidding process. Such activity is conducted by the MMS, an agency of the United States Department of Interior. The MMS administers federal offshore leases pursuant to regulations promulgated under the OCSLA. Lessees must obtain MMS approval for exploration, development and production plans prior to the commencement of offshore operations. In addition, approvals and permits are required from other agencies such as the U.S. Coast Guard, the Army Corps of Engineers and the Environmental Protection Agency. The Fund is not involved in the process of obtaining any such approvals or permits. Offshore operations are subject to numerous regulatory requirements, including stringent engineering and construction specifications related to offshore production facilities and pipelines and safety-related regulations concerning the design and operating procedures of these facilities and pipelines. MMS regulations also restrict the flaring or venting of production and proposed regulations would prohibit the flaring of liquid hydrocarbons and oil without prior authorization.

The MMS has also imposed regulations governing the plugging and abandonment of wells located offshore and the installation and removal of all production facilities. Under certain circumstances, the MMS may require operations on federal leases to be suspended or terminated. Any such suspension or termination could adversely affect the Fund’s operations and interests.

The MMS conducts auctions for lease blocks of submerged areas offshore. As part of the leasing activity and as required by the OCSLA, the leases auctioned include specified lease terms such as the length of the lease, the amount of royalty to be paid, lease cancellation and suspension, and, to a degree, the planned activities of exploration and production to be conducted by the lessee. In addition, the OCSLA grants the Secretary of the Interior continuing oversight and approval authority over exploration plans throughout the term of the lease.

Sales and Transportation of Oil and Natural Gas

Upon production, the Fund intends to sell its proportionate share of oil and natural gas, through the operator or third-party marketer on the Fund’s behalf, to the market and receive market prices from such sales. These sales are not currently subject to regulation by any federal or state agency. However, in order for the Fund to make such sales, it will depend upon unaffiliated pipeline companies whose rates, terms and conditions of transport are subject to regulation by the Federal Energy Regulatory Commission ("FERC"). The rates, terms and conditions are regulated by FERC pursuant to a variety of statutes, including the OCSLA, the Natural Gas Policy Act and the Energy Policy Act of 1992. Generally, depending on certain factors, pipelines can charge rates that are either market-based or cost-of-service. In some circumstances, rates can be agreed upon pursuant to settlement. Thus, the rates that pipelines will charge the Fund, although regulated, are beyond the Fund’s control. Nevertheless, such rates would apply uniformly to all transporters on that pipeline and, as a result, management does not anticipate that the impact to the Fund of any changes in such rates, terms or conditions would be materially different than the impact upon other oil or natural gas producers and marketers.

Environmental Matters and Regulation

The Fund’s operations are subject to pervasive environmental laws and regulations governing the discharge of materials into the air and water and the protection of aquatic species and habitats. However, although it shares the liability along with its other working interest owners for any environmental damage, most of the activities to which these environmental laws and regulations apply are conducted by the operator on the Fund’s behalf. Nevertheless, environmental laws and regulations to which its operations are subject may require the Fund, or the operator, to acquire permits to commence drilling operations, restrict or prohibit the release of certain materials or substances into the environment, impose the installation of certain environmental control devices, require certain remedial measures to prevent pollution and other discharges such as the plugging of abandoned projects and, finally, impose in some instances severe penalties, fines and liabilities for the environmental damage that may be caused by the Fund’s projects.

Some of the environmental laws that apply to oil and natural gas exploration and production are:

The Oil Pollution Act. The Oil Pollution Act of 1990, as amended (the “OPA”), amends Section 311 of the Federal Water Pollution Control Act of 1972 (the “Clean Water Act”) and was enacted in response to the numerous tanker spills, including the Exxon Valdez, that occurred in the 1980s. Among other things, the OPA clarifies the federal response authority to, and increases penalties for, such spills. The OPA establishes a new liability regime for oil pollution incidents in the aquatic environment. Essentially, the OPA provides that a responsible party for a vessel or facility from which oil is discharged or that poses a substantial threat of a discharge could be liable for certain specified damages resulting from a discharge of oil, including clean-up and remediation, loss of subsistence use of natural resources, real or personal property damages, as well as certain public and private damages. A responsible party includes a lessee of an offshore facility.

The OPA also requires a responsible party to submit proof of its financial responsibility to cover environmental cleanup and restoration costs that could be incurred in connection with an oil spill. Under the OPA, parties responsible for offshore facilities must provide financial assurance of at least $35 million to address oil spills and associated damages. In certain limited circumstances, that amount may be increased to $150 million. As indicated earlier, the Fund has not been required to make any such showing to the MMS as the operators are responsible for such compliance. However, notwithstanding the operators’ responsibility for compliance, in the event of an oil spill, the Fund, along with the operators and other working interest owners, could be liable under the OPA for the resulting environmental damage.

Clean Water Act. Generally, the Clean Water Act imposes liability for the unauthorized discharge of pollutants, including petroleum products, into the surface and coastal U.S. waters except in strict conformance with discharge permits issued by the federal, or state if applicable, agency. Regulations governing water discharges also impose other requirements, such as the obligation to prepare spill response plans. The Fund’s operators are responsible for compliance with the Clean Water Act, although the Fund may be liable for any failure of the operator to do so.

Federal Clean Air Act. The Federal Clean Air Act of 1970, as amended (the “Clean Air Act”), restricts the emission of certain air pollutants. Prior to constructing new facilities, permits may be required before work can commence and existing facilities may be required to incur additional capital costs to add equipment to ensure and maintain compliance.  As a result, the Fund’s operations may be required to incur additional costs to comply with the Clean Air Act.

Other Environmental Laws. In addition to the above, the Fund’s operations may be subject to the Resource Conservation and Recovery Act of 1976, as amended, which regulates the generation, transportation, treatment, storage, disposal and cleanup of certain hazardous wastes, as well as the Comprehensive Environmental Response, Compensation and Liability Act, which imposes joint and several liability without regard to fault or legality of conduct on classes of persons who are considered responsible for the release of a hazardous substance into the environment.

The above represents a brief outline of the major environmental laws that may apply to the Fund’s operations. The Fund believes that its operators are in compliance with each of these environmental laws and the regulations promulgated thereunder.  The Fund does not believe that the costs of compliance with applicable environmental laws, including federal, state and local laws, will have a material adverse impact on its financial condition and/or operations.

ITEM 1A. RISK FACTORS

Not required.

ITEM 2. FINANCIAL INFORMATION

A. SELECTED FINANCIAL DATA

Not required.

B. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview of the Fund’s Business
The Fund (an exploratory stage enterprise) was organized to acquire interests in oil and gas properties located in the United States offshore waters of Texas, Louisiana and Alabama in the Gulf of Mexico. The Fund’s primary investment objective is to generate cash flow for distribution to its shareholders by generating returns across a portfolio of exploratory or development stage shallow water or deepwater projects.  However, the Fund is not required to make distributions to shareholders except as provided in the LLC Agreement.

The Manager performs certain duties on the Fund’s behalf including the evaluation of potential projects for investment and ongoing management, administrative and advisory services associated with these projects. The Fund does not currently, nor is there any plan to, operate any project in which the Fund participates. The Manager enters into operating agreements with third-party operators for the management of all exploration, development and producing operations, as appropriate.  See also Item 1. "Business" for additional information regarding the projects of the Fund.

Once the Fund’s properties begin production, revenues will be subject to market pricing for oil and natural gas, which has been extremely volatile, and are likely to continue to be volatile in the future. This volatility is caused by numerous factors and market conditions that the Fund cannot control or influence. Therefore, it is impossible to predict the future price of oil and natural gas with any certainty. Low commodity prices could have an adverse affect on the Fund’s future profitability.

Critical Accounting Estimates
The discussion and analysis of the Fund’s financial condition and results of operations are based upon the Fund’s financial statements, which have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).  In preparing these financial statements, the Fund is required to make certain estimates, judgments and assumptions. These estimates, judgments and assumptions affect the reported amounts of the Fund’s assets and liabilities, including the disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of the Fund’s revenues and expenses during the periods presented. The Fund evaluates these estimates and assumptions on an ongoing basis. The Fund bases its estimates and assumptions on historical experience and on various other factors that the Fund believes to be reasonable at the time the estimates and assumptions are made. However, future events and actual results may differ from these estimates and assumptions on such differences may have a material impact on the results of operations, financial position or cash flows.  See Note 2 of Notes to Financial Statements – “Summary of Significant Accounting Policies” in Item 15. “Financial Statements and Exhibits” contained in this Registration Statement for a discussion of the Fund’s significant accounting policies.

Accounting for Exploration, Development and Acquisition Costs
Exploration and production activities are accounted for using the successful efforts method. Costs of acquiring unproved and proved oil and natural gas leasehold acreage, including lease bonuses, brokers’ fees and other related costs, are capitalized. Annual lease rentals, exploration expenses and dry-hole costs are expensed as incurred. Costs of drilling and equipping productive wells and related production facilities are capitalized.

The costs of exploratory and developmental wells are capitalized pending determination of whether proved reserves have been found. Drilling costs remain capitalized after drilling is completed if (1) the well has found a sufficient quantity of reserves to justify completion as a producing well and (2) sufficient progress is being made in assessing the reserves and the economic and operating viability of the project. If either of those criteria is not met, or if there is substantial doubt about the economic or operational viability of the project, the capitalized well costs are charged to expense as dry-hole costs. Indicators of sufficient progress in assessing reserves and the economic and operating viability of a project include: commitment of project personnel; active negotiations for sales contracts with customers; negotiations with governments, operators and contractors and firm plans for additional drilling and other factors.

Unproved Property
Unproved property is comprised of capital costs incurred for undeveloped acreage, wells and production facilities in progress and wells pending determination. These costs are initially excluded from the depletion base until the outcome of the project has been determined, or generally until it is known whether proved reserves will or will not be assigned to the property.  The Fund assesses all items in its unproved property balance on an ongoing basis for possible impairment or reduction in value.

Proved Reserves
Upon production of the Fund’s oil and natural gas properties, the Fund intends to engage an independent petroleum engineer to perform a comprehensive study of the Fund’s producing properties to determine the quantities of reserves and the period over which such reserves will be recoverable. The Fund’s estimates of proved reserves are based on the quantities of oil and natural gas that geological and engineering data demonstrate, with reasonable certainty, to be recoverable in future years from known reservoirs under existing economic and operating conditions. However, there are numerous uncertainties inherent in estimating quantities of proved reserves and in projecting future revenues, rates of production and timing of development expenditures, including many factors beyond the Fund’s control. The estimation process is very complex and relies on assumptions and subjective interpretations of available geologic, geophysical, engineering and production data and the accuracy of reserve estimates is a function of the quality and quantity of available data, engineering and geological interpretation, and judgment. In addition, as a result of volatility and changing market conditions, commodity prices and future development costs will change from period to period, causing estimates of proved reserves and future net revenues to change. Estimates of proved reserves are key components of the Fund’s most significant financial estimates involving its rate for recording depreciation, depletion and amortization.

Asset Retirement Obligations
For oil and gas properties, there are obligations to perform removal and remediation activities when the properties are retired.  When a project reaches drilling depth and is determined to be either proved or dry, a liability is recognized for the present value of asset retirement obligations once reasonably estimable.  The Fund capitalizes the associated asset retirement costs as part of the carrying amount of its proved properties. Plug and abandonment costs associated with unsuccessful projects are expensed as dry-hole costs.

Impairment of Long-Lived Assets
The Fund reviews the value of its oil and gas properties whenever management determines that events and circumstances indicate that the recorded carrying value of properties may not be recoverable.  Impairments of producing properties are determined by comparing future net undiscounted cash flows to the net book value at the end of each period.  If the net book value exceeds the future net undiscounted cash flows, the carrying value of the property is written down to “fair value,” which is determined using net discounted future cash flows from the producing property.  Different pricing assumptions, reserve estimates or discount rates could result in a different calculated impairment.  The Fund provides for impairments on unproved properties when it determines that the property will not be developed or a permanent impairment in value has occurred.  Given the volatility of oil and natural gas prices, it is reasonably possible that the Fund’s estimate of discounted future net cash flows from proved oil and natural gas reserves could change in the near term.  If oil and natural gas prices decline significantly, even if only for a short period of time, it is possible that write-downs of oil and gas properties could occur.

Results of Operations

The following table summarizes the Fund’s results of operations for the period February 3, 2009 (Inception) through December 31, 2009, and should be read in conjunction with the Fund’s financial statements and the notes thereto included within Item 15. “Financial Statements and Exhibits”.  The Fund began business activities on March 2, 2009, when it initiated its private offering of Shares.

For the period
February 3, 2009
(Inception) through
December 31, 2009
(in thousands)
Revenue
Oil and gas revenue	$-

Expenses
Investment fees to affiliate	1,860
Management fees to affiliate	638
Geological costs	297
General and administrative expenses	653
Total expenses	3,448

Loss from operations	(3,448)
Other income
Interest income	15
Net loss	$(3,433)

Oil and Gas Revenue.   From its inception through December 31, 2009, the Fund has not earned oil and gas revenue and is considered an exploratory stage enterprise.

Investment Fees to Affiliate.  Investment fees for the period February 3, 2009 (Inception) through December 31, 2009 were $1.9 million, consisting of a one-time investment fee paid to the Manager for the service of investigating and evaluating investment opportunities and effecting transactions.

Management Fees to Affiliate.  Management fees for the period February 3, 2009 (Inception) through December 31, 2009 were $0.6 million, representing 2.5% of total capital contributions, net of cumulative dry-hole and related well costs incurred by the Fund.  See additional discussion in Item 1. “Business”.

Geological Costs.  Geological costs for the period February 3, 2009 (Inception) through December 31, 2009 were $0.3 million, representing costs incurred to obtain seismic data, surveys and lease rentals related to the Alpha, Pearl and Raven projects.

General and Administrative Expenses.  General and administrative expenses represent costs specifically identifiable or allocable to the Fund, as detailed in the schedule below.

For the period
February 3, 2009
(Inception) through
December 31, 2009
(in thousands)
Insurance expense	$562
Accounting fees	69
Trust fees and other	22
$653

Insurance expense represents premiums related to control of well insurance, which varies dependent upon the number of wells drilling, and directors’ and officers’ liability insurance.  Accounting fees represent audit and tax preparation fees incurred by the Fund.  Trust fees represent bank fees associated with the management of the Fund’s cash accounts.

Interest Income.  For the period February 3, 2009 (Inception) through December 31, 2009, interest income was $15 thousand.  Interest income is comprised of interest earned on money market accounts and investments in U.S. Treasury securities.

Capital Resources and Liquidity

Operating Cash Flows
Cash flows used in operating activities for the period February 3, 2009 (Inception) through December 31, 2009 were $2.8 million, related to investment fees of $1.9 million, management fees of $0.6 million, geological costs of $0.3 million and general and administrative expenses paid of $0.1 million.

Investing Cash Flows
Cash flows used in investing activities for the period February 3, 2009 (Inception) through December 31, 2009 were $27.6 million.  The Fund purchased U.S. treasury securities of $18.0 million, made capital expenditures for oil and gas properties, inclusive of advances, totaling $8.6 million, and funded its salvage fund for $1.0 million.

Financing Cash Flows
Cash flows provided by financing activities for the period February 3, 2009 (Inception) through December 31, 2009 were $36.3 million, related to capital contributions received of $41.1 million partially offset by syndication costs paid of $4.8 million.

Estimated Capital Expenditures

The Fund has entered into multiple agreements for the acquisition, drilling and development of its investment properties.  The estimated capital expenditures associated with these agreements can vary depending on the stage of development on a property-by-property basis.  As of December 31, 2009, the Fund had committed to spend an additional $17.4 million related to its investment properties.

When the Manager makes a decision to participate in an exploratory project, it assumes that the well will be successful and allocates enough capital to budget for the completion of that well and the additional development wells and infrastructure anticipated.  If an exploratory well is deemed a dry hole or if it is determined to be un-economical, the capital allocated to the completion of that well and to the development of additional wells is then reallocated to a new project or used to make additional investments.

Capital expenditures for investment properties are funded with the capital raised by the Fund in its private placement offering, which is all the capital it will obtain.  The number of projects in which the Fund can invest will naturally be limited, and each unsuccessful project the Fund experiences reduces its ability to generate revenue and exhaust its capital.  Typically, the Manager seeks an investment portfolio that combines high and low risk exploratory projects.

Liquidity Needs

The Fund’s primary short-term liquidity needs are to fund its operations, inclusive of management fees, and capital expenditures for its investment properties.  Operations are funded utilizing existing cash on-hand, short-term investments and income earned therefrom.

The Manager is entitled to receive an annual management fee from the Fund regardless of the Fund’s profitability in that year.  Until one of the Fund’s projects begins producing, all or a portion of the management fee is paid generally from the interest income generated by the Fund’s development capital that has not been spent, although the management fee can be paid out of capital contributions.  As a result of declining interest rates and ongoing capital expenditures, such interest income is currently not expected to be sufficient to cover Fund expenses including the management fee, thus requiring the Fund to use capital contributions to fund such expenses.  Once a well is on production, the management fee and fund expenses are paid from operating income.

Distributions, if any, are funded from available cash from operations, as defined in the LLC Agreement, and the frequency and amount are within the Manager’s discretion.

Off-Balance Sheet Arrangements

The Fund had no off-balance sheet arrangements at December 31, 2009 and does not anticipate the use of such arrangements in the future.

Contractual Obligations

The Fund enters into operating agreements with operators.  On behalf of the Fund, an operator enters into various contractual commitments pertaining to exploration, development and production activities.  The Fund does not negotiate any contracts.  No contractual obligations exist at December 31, 2009 other than those discussed in “Estimated Capital Expenditures” above.

Recent Accounting Pronouncements

See Note 3 of Notes to Financial Statements – “Recent Accounting Standards” in Item 15. “Financial Statements and Exhibits” contained in this Registration Statement for a discussion of recent accounting pronouncements.

C. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not required.

ITEM 3.  PROPERTIES

The information regarding the Fund’s properties that is contained in Item 1. “Business” under the headings “Project Information,” “Properties,” “Future Project,” “Currently Drilling,” and “Discoveries” of this Registration Statement is incorporated herein by reference.   At December 31, 2009, the Fund did not have proved reserves.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to beneficial ownership of the Shares as of February 17, 2010 (no person owns more than 5% of the Shares) by:

•	each executive officer (there are no directors); and
•	all of the executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Except as indicated by footnote, and subject to applicable community property laws, the persons named in the table below have sole voting and investment power with respect to all Shares shown as beneficially owned by them. Percentage of beneficial ownership is based on 207.7026 Shares outstanding at February 17, 2010.  Other than as indicated below, no officer or director of the Manager or the Fund owns any of the Fund's Shares.

Name of beneficial owner	Number of Shares	Percent

Robert E. Swanson (1), Chief Executive Officer	1.000	*
Executive officers as a group (1)	1.000	*

* Represents less than one percent.
(1) Includes shares owned by Mr. Swanson’s family members and Trusts, which he controls.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS

The Fund has engaged Ridgewood Energy as the Manager. The Manager has very broad authority, including the authority to appoint the executive officers of the Fund.  Executive officers of Ridgewood Energy and the Fund and their ages at December 31, 2009 are as follows:

Officer of
Ridgewood Energy
Name, Age and Position with Registrant	Corporation Since

Robert E. Swanson, 62
Chief Executive Officer	1982

Kenneth W. Lang, 55
President and Chief Operating Officer	2009

Kathleen P. McSherry, 44
Executive Vice President and
Chief Financial Officer	2001

Robert L. Gold, 51
Executive Vice President	1987

Daniel V. Gulino, 49
Senior Vice President and General Counsel	2003

The officers in the above table have also been officers of the Fund since February 3, 2009, the date of inception of the Fund, with the exception of Mr. Lang who has been an officer of Ridgewood Energy and the Fund since June 2009.  The officers are employed by and paid exclusively by the Manager.  Set forth below is certain biographical information regarding the executive officers of Ridgewood Energy and the Fund:

Robert E. Swanson has served as the Chairman, Chief Executive Officer, and controlling shareholder of Ridgewood Energy since its inception and is the Chairman of the Investment Committee. Mr. Swanson is also the Chairman of Ridgewood Renewable Power, LLC and Ridgewood Capital Management, LLC, and President of Ridgewood Securities Corporation, affiliates of Ridgewood Energy. Mr. Swanson has been President and registered principal of Ridgewood Securities Corporation and has served as the Chairman of the Board of Ridgewood Capital since its organization in 1998. Mr. Swanson is a member of the New York State and New Jersey State Bars, the Association of the Bar of the City of New York and the New York State Bar Association. He is a graduate of Amherst College and Fordham University Law School.

Kenneth W. Lang has served as the President and Chief Operating Officer of Ridgewood Energy since June 2009 and is a member of the Investment Committee.  Prior to joining the Fund, Mr. Lang was with BP for twenty-four years, ultimately serving as Senior Vice President for BP's Gulf of Mexico business and a member of the Board of Directors for BP America, Inc.  Mr. Lang is a graduate of the University of Houston.

Kathleen P. McSherry has served as the Executive Vice President and Chief Financial Officer of Ridgewood Energy since 2001 and is a member of the Investment Committee. Ms. McSherry also serves as Vice President of Systems and Administration of Ridgewood Power. Ms. McSherry holds a Bachelor of Science degree in Accounting.

Robert L. Gold has served as the Executive Vice President of Ridgewood Energy since 1987 and a member of the Investment Committee.  Mr. Gold has also served as the President and Chief Executive Officer of Ridgewood Capital since its inception in 1998. Mr. Gold is a member of the New York State Bar. Mr. Gold is a graduate of Colgate University and New York University School of Law.

Daniel V. Gulino has served as Senior Vice President and General Counsel of Ridgewood Energy since 2003. Mr. Gulino also serves as Senior Vice President and General Counsel of Ridgewood Renewable Power, Ridgewood Capital Management, and Ridgewood Securities Corporation.  Mr. Gulino is a member of the New Jersey State and Pennsylvania State Bars.  Mr. Gulino is a graduate of Fairleigh Dickinson University and Rutgers School of Law.

ITEM 6. EXECUTIVE COMPENSATION

The executive officers of the Fund do not receive compensation from the Fund. The Manager, or its affiliates, compensates the officers without additional payments by the Fund. See Item 7. “Certain Relationships and Related Transactions, and Director Independence” for more information regarding Manager compensation and payments to affiliated entities.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Certain Relationships and Related Transactions
During the period February 3, 2009 (Inception) through December 31, 2009, the Fund incurred a one-time investment fee of approximately 4.5% of initial capital contributions, or $1.9 million, payable to the Manager.  Such fees were payable for services of investigating and evaluating investment opportunities and effecting transactions and are expensed as incurred.

During the period February 3, 2009 (Inception) through December 31, 2009, the Fund incurred an offering fee, payable to the Manager, totaling $1.4 million, which approximated 3.5% of capital contributions directly related to the offer and sale of Shares.  Additionally, the Fund paid commissions and placement fees to Ridgewood Securities Corporation, a registered broker-dealer affiliated with the Manager, of $0.1 million and $0.4 million, respectively.  At December 31, 2009, such fees were included in syndication costs of $4.8 million.

The LLC Agreement provides that the Manager render management, administrative and advisory services.  For such services, the Manager is paid an annual management fee, payable monthly, of 2.5% of total capital contributions, net of cumulative dry-hole and related well costs incurred by the Fund.  Management fees of $0.6 million were incurred during the period February 3, 2009 (Inception) through December 31, 2009.

At times, short-term payables and receivables, which do not bear interest, arise from transactions with affiliates in the ordinary course of business.

None of the compensation paid to the Manager has been derived as a result of arm’s length negotiations.

The Fund has working interest ownership in certain projects to acquire and develop oil and natural gas projects with other entities that are likewise managed by the Manager.  See the discussion under the heading “Properties” in Item 1. “Business”.

Profits and losses are allocated in accordance with the LLC Agreement. In general, profits and losses in any year are allocated 85% to shareholders and 15% to the Manager. The primary exception to this treatment is that all items of expense, loss, deduction and credit attributable to the expenditure of shareholders’ capital contributions are allocated 99% to shareholders and 1% to the Manager.

Board of Directors and Board Committees
The Fund does not have its own board of directors or any board committees. The Fund relies upon the Manager to provide recommendations regarding dispositions and financial disclosure.  Officers of the Fund are not compensated by the Fund, and all compensation matters are addressed by the Manager, as described in Item 6. “Executive Compensation” of this Registration Statement.  Because the Fund does not maintain a board of directors and because officers of the Fund are compensated by the Manager, the Manager believes that it is appropriate for the Fund to not have a nominating or compensation committee.

ITEM 8. LEGAL PROCEEDINGS

None.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

There is currently no established public trading market for the Shares. The Fund is not currently offering or proposing to offer any Shares for sale to the public. There are no outstanding options or warrants to purchase, or securities convertible into Shares and the Fund does not have any equity-based compensation plans. The Shares are restricted as to resale.  Shareholders wishing to transfer Shares should also consider the applicability of state securities laws.  The Shares have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or under any other similar law of any state, except for certain registrations that do not permit free resale, in reliance upon what the Fund believes to be exemptions from the registration requirements contained therein. Because the Shares have not been registered under the Securities Act, they are restricted securities as defined in Rule 144 under the Securities Act.

At February 17, 2010, there were 609 shareholders of record of the Fund.  To date, the Fund has not declared or paid cash distributions to Fund shareholders. The Manager may make distributions from available cash from operations as defined in the LLC Agreement.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES

During the period March 2, 2009 through October 13, 2009, the Fund issued an aggregate of 207.7026 Shares for gross proceeds of $41.1 million. All sales of unregistered securities were made in reliance upon Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder.  All such sales were made without the use of an underwriter. All purchasers of Shares represented and warranted to the Fund that they were accredited investors as defined in Rule 501(a) under the Securities Act and that the Shares were being purchased for investment purposes and not for resale.

From the amount raised, $4.8 million was disbursed for syndication costs, which includes commissions, offering and placement fees. Additionally, $1.9 million was paid as an investment fee to the Manager for the investigation and evaluation of investment property prospects. Remaining funds are expected to be used for exploration and development activities of oil and natural gas properties as well as the operation of the Fund.

ITEM 11. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

The following is a summary description of the Shares.  This description is not complete and is qualified in its entirety by the full text of the LLC Agreement, which has been filed as an exhibit to this Form 10, and which is hereby incorporated by reference.

The Fund is a Delaware limited liability company.   The shares to be registered hereunder are the Shares, which may, at the discretion of the shareholder at initial issuance by the Fund, be either a Limited Liability Share or an Investor GP Share.  Investor GP Shares will be automatically converted into Limited Liability Shares when drilling activities of the Fund that generate tax deductions based on drilling costs are completed or at such time and in such manner as determined by the Manager.

The following is a summary of certain provisions of the LLC Agreement.

Control of LLC Operations

The powers vested in the Manager under the LLC Agreement are broad.  The Manager has full, exclusive and complete discretion in the management and control of the affairs of the Fund and shareholders have no power to take part in the management of, or to bind, the Fund except for the limited voting rights provided in the LLC Agreement and except as required by law.

The Fund’s officers are appointed by the Manager and may be removed by it at any time. Additionally, the Manager may authorize any sale, lease, pledge or other transfer of substantially all of a Fund’s assets without a vote of the shareholders.

Voting Rights and Amendments to the LLC Agreement

The Manager may amend the LLC Agreement without notice to or approval of the holders of Shares for the following purposes:

•	to cure ambiguities or errors;

•	to equitably resolve issues arising under the LLC Agreement so long as similarly situated shareholders are not treated materially differently;

•	to comply with law;

•	to make other changes that will not materially and adversely affect any shareholder’s interest;

•	to maintain the federal income tax status of the Fund or any shareholder, as long as no shareholder’s liability is materially increased; and

•	as otherwise provided in the LLC Agreement.

Other amendments to the LLC Agreement may be proposed either by the Manager or by holders of twenty-five percent or more of the outstanding Shares entitled to vote. A vote on the proposal may be made either by calling a meeting of the shareholders or by soliciting written consents. Proposed amendments require the approval of shareholders who hold of record at least a majority of the total Shares on the record date for the action, given at a meeting of shareholders or by written consents. Any amendment requiring shareholder action (other than an amendment to allow the Fund to be taxed other than as a partnership) may not increase any shareholder’s liability, change the capital contributions required of him or her or his or her rights in interest in the Fund’s profits, losses, deductions, credits, revenues or distributions in more than a de minimis matter, or change his or her rights on dissolution or any voting or management rights without such shareholder’s consent. Any amendment that changes the Manager’s management rights, other than the removal of the Manager, requires the consent of the Manager. Generally, shareholders have no right to vote on matters other than those involving (i) certain amendments to the LLC Agreement, (ii) the removal of the Manager, (iii) the conversion of the Fund to corporate form, (iv) the withdrawal of a shareholder, and (v) the designation of a new Manager upon a vacancy. If any matter requires a vote of shareholders, it must be approved by shareholders who own of record at least a majority of the Shares, or if a different vote is required by law, each shareholder will have voting rights equal to his or her total Shares for purposes of determining the number of votes cast or not cast.  Holders of Shares have one vote for each whole Share, and for each fractional Share, a fraction of one vote equal to the fraction of a Share it represents.

For all purposes, a majority of the Shares means Shares representing more than fifty percent of the combined voting power of all of the Shares entitled to vote on a certain matter.

Participation in Costs and Revenues

Available cash determines what amounts the Fund will be able to distribute in cash to shareholders. There are three types of available cash:

•	available cash from operations;

•	available cash from capital transactions; and

•	available cash from temporary investments, which include investments in marketable securities, money market accounts, and similar type investments.

These terms are not defined by, and are not the same as, similar concepts under GAAP.  Available cash from operations is generally total cash received by the Fund from operations less related expenses, as further described in the LLC Agreement.  Available cash from capital transactions is generally proceeds received by the Fund in connection with the acquisition, transfer, distribution or disposition of Fund assets or interest that is made other than in the ordinary course of the Fund’s business.  Available cash from temporary investments is generally total cash received by the Fund in connection with its short-term investments.  There is no fixed requirement to distribute available cash. Instead, available cash will be distributed to shareholders to the extent, and at such times, as the Manager believes is advisable. Once the amount and timing of a distribution is determined, it shall be made to shareholders as described below.

Distributions from Operations

At such times during a calendar year as the Manager determines, if all early investment incentive distributions have been made in full, the Fund may make distributions up to the amount of the undistributed available cash from operations to shareholders. The Manager will be entitled to 15% and shareholders will be entitled to 85% of the available cash from operations distributed.

Distributions from Capital Transactions

Available cash from capital transactions that the Manager decides to distribute will be paid as follows:

•
before shareholders have received total distributions (including distributions from available cash from operations and available cash from capital transactions) equal to their capital contributions, 99% of available cash from capital transactions will be distributed to shareholders and 1% to the Manager; and

•
after shareholders have received total distributions (including available cash from operations and available cash from capital transactions) equal to their capital contributions, 85% of available cash from capital transactions will be distributed to shareholders and 15% to the Manager.

Distributions from Temporary Investments

The Manager may determine that the Fund make distributions up to the amount of the undistributed available cash from temporary, or short-term, investments to shareholders. The Manager will be entitled to 1% and shareholders will be entitled to 99% of the available cash from temporary investments distributed.

General Distribution Provisions

Distributions to shareholders under the foregoing provisions will be apportioned among them in proportion to their ownership of Shares. The Manager has the sole discretion to determine the amount and frequency of any distributions. However, distributions may not be made selectively to one shareholder or group of shareholders, but must be made ratably to all shareholders entitled to that type of distribution at that time. The Manager in its discretion nevertheless may credit select persons with a portion of the Manager’s compensation or distributions from the Fund.

Limited Liability Shares and Investor GP Shares generally have identical rights to allocations and distributions, including allocations and distributions upon the liquidation, dissolution or winding up of the Fund.

Return of Capital Contributions

Each shareholder may look solely to the Fund assets and not to the Manager or the other shareholders for the return of such shareholder’s respective contributions to the Fund, and any returns or interest thereon, and has no right or power to demand or receive property other than cash from the Fund.  The Fund and the Manager will not be required to return any fees properly deducted from the original capital contribution or any costs and expenses incurred and paid by the Fund.

Voluntary Additional Capital Contributions and Supplemental Offering of Shares

Except with respect to holders of Investor GP Shares, the LLC Agreement does not provide for any mandatory assessments of capital from shareholders. This means that the Fund cannot require any shareholder (other than holders of Investor GP Shares) to contribute more money after the completion of such shareholder’s subscription and payment of such shareholder’s initial capital contribution.  See “Dissolution of Fund” below for a discussion of mandatory capital contributions with respect to holders of Investor GP Shares.

If voluntary additional capital contributions are requested by the Fund to fund additional project activities, the Manager will do so through a supplemental offering of Shares in the Fund. The Manager has the discretion to determine the nature, scope, amount and terms of such supplemental offering.

A shareholder who elects to not participate in any supplemental offering of Shares and does not provide additional capital contributions for such additional project activities will have no interest in such additional project activities, but will retain his interest in the projects in which the Fund has already invested. The failure of a shareholder to participate in a supplemental offering may have a dilutive effect on such shareholder’s investment.

Removal of Manager

Shareholders may propose the removal of the Manager, either by calling a meeting or soliciting consents in accordance with the terms of the LLC Agreement. Removal of the Manager requires the affirmative vote of a majority of the Shares and that the Manager has committed an illegal act or an act of gross negligence or willful misconduct that has had a material adverse effect on the Fund.  The shareholders may replace the removed Manager or fill a vacancy by a vote of a majority of the Shares.  In the event that the Manager is removed, the Fund must pay to the Manager a cash amount equal to its capital account balance and any fees or reimbursement to which the Manager is entitled.

Dissolution of Fund

The Fund will wind up, dissolve and terminate its operations on the earliest to occur of either (a) the determination by the Manager to terminate and dissolve the Fund or (b) any other event requiring dissolution by law.  Upon the dissolution of the Fund, the Fund will wind up its business, sell all of its assets (except as otherwise determined by the liquidating trustee), and liquidate the Fund’s assets to the Investors.

If, upon liquidation, the capital account of the Manager and/or any holder of Investor GP Shares has a deficit balance, the Manager and such shareholder will be required to make additional capital contributions to the Fund in an amount necessary to restore such deficit balance to zero.

Transferability of Interests

The Shares are subject to transfer restrictions set forth in the LLC Agreement.  Under the terms of the LLC Agreement, no shareholder may assign or transfer all or any part of his or her interest in the Fund and no transferee will be deemed a substitute shareholder or be entitled to exercise or receive any of the rights, powers or benefits of a shareholder unless (i) such transferee has been approved and accepted by the Manager, in its sole and absolute discretion, as a substitute shareholder, and (ii) certain other requirements set forth in the LLC Agreement (including receipt of an opinion of counsel that the transfer does not have adverse effects under the securities laws) have been satisfied.  Notwithstanding the foregoing, an involuntary transfer of all or part of a shareholder’s Shares may occur by reason of (i) death, (ii) court order, (iii) dissolution of a shareholder which is an entity, (iv) bankruptcy, (v) divorce, (vi) foreclosure, or (vii) any other transfer by operation of law, pursuant to which the Shares are permitted to pass directly to the transferee and the transferee will become an assignee of such Shares and be subject to the terms and conditions of the LLC Agreement.  The transferee, however, will not become a member of the Fund unless and until admitted as a substitute shareholder as set forth above.

Liability

Holders of Investor GP Shares are personally obligated for any and all of the debts, obligations, and liabilities of the Fund (i) that accrue prior to the conversion of such Investor GP Shares into Limited Liability Shares and (ii) to the extent such debts, obligations, and liabilities are not satisfied by Fund assets.  Upon the conversion of Investor GP Shares into Limited Liability Shares, holders of such Shares will no longer be personally liable for claims resulting from Fund activities that occur after the conversion, but they remain personally liable for claims arising from Fund activities occurring prior to the conversion.  Notwithstanding the foregoing, the LLC Agreement provides that the Manager will defend, indemnify, hold harmless, and pay all judgments and claims against holders of Investor GP Shares relating to any liabilities incurred by them in connection with the business of the Fund and as a result of their status as holders of Investor GP Shares; provided however, that if such liabilities are the result of a negligent act or omission of such shareholders or a breach by such shareholders of the LLC Agreement, then such shareholders will be liable to the Fund, the Manager and other shareholders of the Fund for any damages and obligations resulting therefrom.  Holders of Investor GP Shares also may be personally liable under Delaware law or the LLC Agreement to the same extent as holders of Limited Liability Shares described below.  Additionally, holders of Investor GP Shares may be required to make up any deficit in their capital accounts upon dissolution of the Fund as described above in “Dissolution of Fund.”

Assuming compliance with the LLC Agreement and applicable formative and qualifying requirements in Delaware and any other jurisdiction in which the Fund conducts its business, a holder of Limited Liability Shares will not be personally liable under Delaware law or the LLC Agreement for any obligations of the Fund, except:

•	to the extent of any unpaid capital contributions;

•	for the amount of any wrongful distributions that render the Fund insolvent; and

•
for any loss, damage or claim arising from any act or omission of such shareholder, including, without limitation, indemnification liabilities arising from any misrepresentation made by the shareholder to the Fund when purchasing Shares.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Delaware Limited Liability Company Act permits a Delaware limited liability company to indemnify and hold harmless any member or manager or other person from and against any and all claims and demands made against them.    Under the LLC Agreement, the Manager and any person designated as an “Indemnified Representative” by the Manager, which may include any person serving, at the request of the Fund, as an officer, director, employee, agent, consultant, fiduciary or trustee of the Fund or another entity, are defended, indemnified and held harmless by the Fund against all judgments and claims against them, including reasonable attorneys’ fees, arising out of any act or omission by them in connection with the business of the Fund; provided however, that such indemnification does not apply to any liability arising out of any negligent act or omission of such person or one that constitutes a breach of the implied contractual covenant of good faith and fair dealing to the Fund, its members or the Manager.

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The information regarding the Fund’s Financial Statements and Supplementary Data that is contained in Item 15. “Financial Statements and Exhibits” of this Registration Statement is incorporated herein by reference.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS

(a) Index to Financial Statements

See “Index to Financial Statements” set forth on page F-1.

(b) Exhibits:

EXHIBIT
NUMBER	TITLE OF EXHIBIT

3.1	Articles of Formation of Ridgewood Energy A-1 Fund, LLC dated February 3, 2009

3.2	Articles of Amendment of Rigewood Energy A-1 Fund, LLC dated February 24, 2009

3.3	Limited Liability Company Agreement between Ridgewood Energy Corporation and Investors of Ridgewood Energy A-1 Fund, LLC dated March 2, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Manager of Ridgewood Energy A-1 Fund, LLC:

We have audited the accompanying balance sheet of Ridgewood Energy A-1 Fund, LLC (an exploratory stage enterprise) (the “Fund”) as of December 31, 2009, and the related statements of operations, changes in members’ capital and cash flows for the period February 3, 2009 (Inception) through December 31, 2009.  These financial statements are the responsibility of the Fund's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Fund is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Ridgewood Energy A-1 Fund, LLC as of December 31, 2009, and the results of its operations and its cash flows for the period February 3, 2009 (Inception) through December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Parsippany, New Jersey
February 17, 2010

RIDGEWOOD ENERGY A-1 FUND, LLC
(An exploratory stage enterprise)
BALANCE SHEET
(in thousands, except share data)

December 31, 2009
ASSETS
Current assets:
Cash and cash equivalents	$5,890
Short-term investment in marketable securities	18,000
Other current assets	7
Total current assets	23,897

Salvage fund	1,005

Oil and gas properties:
Advances to operators for working interests and expenditures	2,713
Unproved properties	6,669
Total oil and gas properties	9,382
Total assets	$34,284

LIABILITIES AND MEMBERS' CAPITAL
Current liabilities:
Due to operators	$773
Accrued expenses	630
Total current liabilities	1,403

Commitments and contingencies (Note 8)
Members' capital:
Manager:
Deficit accumulated during the exploratory stage	(193)
Manager's total	(193)

Shareholders:
Capital contributions (250 shares authorized;
207.7026 issued and outstanding)	41,143
Syndication costs	(4,804)
Subscription receivable	(25)
Deficit accumulated during the exploratory stage	(3,240)
Shareholders' total	33,074
Total members' capital	32,881
Total liabilities and members' capital	$34,284

The accompanying notes are an integral part of these financial statements.

RIDGEWOOD ENERGY A-1 FUND, LLC
(An exploratory stage enterprise)
STATEMENT OF OPERATIONS
(in thousands, except share data)

For the period
February 3, 2009
(Inception) through
December 31, 2009
Revenue
Oil and gas revenue	$-

Expenses
Investment fees to affiliate	1,860
Management fees to affiliate	638
Geological costs	297
General and administrative expenses	653
Total expenses	3,448
Loss from operations	(3,448)
Other income
Interest income	15
Net loss	$(3,433)

Manager Interest
Net loss	$(193)

Shareholder Interest
Net loss	$(3,240)
Net loss per share	$(15,597)

The accompanying notes are an integral part of these financial statements.

RIDGEWOOD ENERGY A-1 FUND, LLC
(An exploratory stage enterprise)
STATEMENT OF CHANGES IN MEMBERS' CAPITAL
(in thousands except share amounts)

	# of Shares	Manager	Shareholders	Total

Balances, February 3, 2009 (Inception)
Shareholder's capital contributions	207.7026	$-	$41,143	$41,143
Syndication costs (included offering fee of $1,447 paid
to the Manager and selling commissions and placement
fees of $64 and $393, respectively, paid to Ridgewood
Securities Corp. - Note 6)	-	-	(4,804)	(4,804)
Subscription receivable	-	-	(25)	(25)
Net loss	-	(193)	(3,240)	(3,433)
Balances, December 31, 2009	207.7026	$(193)	$33,074	$32,881

The accompanying notes are an integral part of these financial statements.

RIDGEWOOD ENERGY A-1 FUND, LLC
(An exploratory stage enterprise)
STATEMENT OF CASH FLOWS
(in thousands)

For the period
February 3, 2009
(Inception) through
December 31, 2009

Cash flows from operating activities
Net loss	$(3,433)
Adjustments to reconcile net loss to net cash
used in operating activities:
Interest earned on marketable securities	(1)
Changes in assets and liabilities:
Increase in other current assets	(7)
Increase in accrued expenses	629
Net cash used in operating activities	(2,812)

Cash flows from investing activities
Payments to operators for working interests and expenditures	(2,713)
Capital expenditures for oil and gas properties	(5,896)
Investment in marketable securities	(17,999)
Investment in salvage fund	(1,005)
Net cash used in investing activities	(27,613)

Cash flows from financing activities
Contributions from shareholders	41,118
Syndication costs	(4,803)
Net cash provided by financing activities	36,315
Net increase in cash and cash equivalents	5,890

Cash and cash equivalents, beginning of period	-
Cash and cash equivalents, end of period	$5,890

Supplemental schedule of non-cash financing activities

Subscriptions receivable	$25
Accrual for syndication costs	$1

The accompanying notes are an integral part of these financial statements.

RIDGEWOOD ENERGY A-1 FUND, LLC
(An exploratory stage enterprise)
NOTES TO FINANCIAL STATEMENTS

1. Organization and Purpose

The Ridgewood Energy A-1 Fund, LLC (the "Fund") (an exploratory stage enterprise), a Delaware limited liability company, was formed on February 3, 2009 and operates pursuant to a limited liability company agreement (the "LLC Agreement") dated March 2, 2009 by and among Ridgewood Energy Corporation (the "Manager"), and the shareholders of the Fund.  The Fund was organized to acquire interests in oil and gas properties located in the United States offshore waters of Texas, Louisiana, and Alabama in the Gulf of Mexico.  Although the date of formation is February 3, 2009, the Fund did not begin business activities until March 2, 2009 when it began its private offering of shares, selling whole and fractional shares of membership interests (“Shares”), consisting of Limited Liability Shares of Membership Interests (“Limited Liability Shares”) and Investor GP Shares of Membership Interests (“Investor GP Shares”), primarily at $200 thousand per whole Share.  Investor GP Shares will be automatically converted into Limited Liability Shares when drilling activities of the Fund that generate tax deductions based on drilling costs are completed or at such time and in such manner as determined by the Manager. Limited Liability Shares and Investor GP Shares generally have identical rights to allocations and distributions, including allocations and distributions upon the liquidation, dissolution or winding up of the Fund.  To date, the Fund has not earned revenue from these operations.

The Manager has direct and exclusive control over the management of the Fund's operations.  With respect to project investments, the Manager locates potential projects, conducts due diligence and negotiates and completes the transactions in which the investments are made. The Manager performs, or arranges for the performance of, the management, advisory and administrative services required for Fund operations. Such services include, without limitation, the administration of shareholder accounts, shareholder relations and the preparation, review and dissemination of tax and other financial information. In addition, the Manager provides office space, equipment and facilities and other services necessary for Fund operations. The Manager also engages and manages the contractual relations with unaffiliated custodians, depositories, accountants, attorneys, broker-dealers, corporate fiduciaries, insurers, banks and others as required.  See Notes 2, 6 and 8.

2. Summary of Significant Accounting Policies

Exploratory Stage Enterprise
Management uses various criteria to evaluate whether the Fund is an exploratory stage enterprise, including but not limited to, the success of drilling, the timing, significance, quality and flow of production and the results of reserve reports obtained from experts. Once a project begins production, the Manager performs analysis at regular intervals utilizing the various criteria noted above to determine the appropriate classification of the Fund as an exploratory stage enterprise. Based on such an analysis, the Manager has determined that the Fund is an exploratory stage enterprise.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expense during the reporting period.  On an ongoing basis, the Manager reviews its estimates, including those related to property balances, determination of proved reserves, impairments and asset retirement obligations. Actual results may differ from those estimates.

Cash and Cash Equivalents
All highly liquid investments with maturities, when purchased, of three months or less, are considered cash and cash equivalents.  At times, deposits may be in excess of federally insured limits.  Effective January 1, 2010, the federally insured limits of the Fund’s deposits are $250 thousand per insured financial institution.  Based upon these limits, at December 31, 2009 the Fund’s bank balances would have exceeded federally insured limits by $5.6 million, of which $5.4 million was invested in money market accounts that invest solely in U.S. Treasury bills and notes.

Investments in Marketable Securities
At times, the Fund may invest in U.S. Treasury bills and notes.  These investments are considered short-term when their maturities are one year or less, and long-term when their maturities are greater than one year.  The Fund currently has short-term investments that are classified as held-to-maturity.  Held-to-maturity investments are those securities that the Fund has the ability and intent to hold until maturity, and are recorded at cost plus accrued income, adjusted for the amortization of premiums and discounts, which approximates fair value. At December 31, 2009, the Fund had short-term held-to-maturity investments of $8.0 million and $10.0 million, which mature in May 2010 and August 2010, respectively.

For all investments, interest income is accrued as earned and amortization of premium or discount, if any, is included in interest income.

Salvage Fund
The Fund deposits in a separate interest-bearing account, or salvage fund, money to provide for the dismantling and removal of production platforms and facilities and plugging and abandoning its wells at the end of their useful lives, in accordance with applicable federal and state laws and regulations.   At December 31, 2009, the Fund had investments in U.S. Treasury securities within its salvage fund totaling $1.0 million, which matured in January 2010.

Interest earned on the account will become part of the salvage fund.  There are no restrictions on withdrawals from the salvage fund.

Oil and Gas Properties
The Fund invests in oil and gas properties, which are operated by unaffiliated entities that are responsible for drilling, administering and producing activities pursuant to the terms of the applicable operating agreements with working interest owners. The Fund's portion of exploration, drilling, operating and capital equipment expenditures is billed by operators.

The successful efforts method of accounting for oil and gas producing activities is followed. Acquisition costs are capitalized when incurred.  Other oil and gas exploration costs, excluding the costs of drilling exploratory wells, are charged to expense as incurred.  The costs of drilling exploratory wells are capitalized pending the determination of whether the wells have discovered proved commercial reserves.  If proved commercial reserves have not been found, exploratory drilling costs are expensed to dry-hole expense.  Costs to develop proved reserves, including the costs of all development wells and related facilities and equipment used in the production of oil and gas, are capitalized.  Expenditures for ongoing repairs and maintenance of producing properties are expensed as incurred.

Upon the sale or retirement of a proved property, the cost and related accumulated depletion and amortization will be eliminated from the property accounts, and the resultant gain or loss is recognized.  Upon the sale or retirement of an unproved property, gain or loss on the sale is recognized.

Capitalized acquisition costs of producing oil and gas properties are depleted by the unit-of-production method.

As of December 31, 2009, amounts recorded in due to operators related to capital expenditures for oil and gas properties were $0.8 million.

Advances to Operators for Working Interests and Expenditures
The Fund’s acquisition of a working interest in a well or a project requires it to make a payment to the seller for the Fund’s rights, title and interest.  The Fund may be required to advance its share of estimated cash expenditures for the succeeding month’s operation.  The Fund accounts for such payments as advances to operators for working interests and expenditures.  As drilling costs are incurred, the advances are reclassified to unproved properties.

Asset Retirement Obligations
For oil and gas properties, there are obligations to perform removal and remediation activities when the properties are retired.   When a project reaches drilling depth and is determined to be either proved or dry, an asset retirement obligation is incurred. Plug and abandonment costs associated with unsuccessful projects are expensed as dry-hole costs.  There were no asset retirement obligations for the period February 3, 2009 (Inception) through December 31, 2009.

As indicated above, the Fund maintains a salvage fund to provide for the funding of future asset retirement obligations.

Syndication Costs
Syndication costs are direct costs incurred by the Fund in connection with the offering of Shares, including professional fees, selling expenses and administrative costs payable to the Manager, an affiliate of the Manager and unaffiliated broker-dealers, which are reflected on the Fund’s balance sheet as a reduction of shareholders’ capital.

Revenue Recognition and Imbalances
Upon production, oil and gas revenues are recognized when oil and gas is sold to a purchaser at a fixed or determinable price, when delivery has occurred and title has transferred, and if collectibility of the revenue is probable.

The Fund intends to use the sales method of accounting for gas production imbalances. The volumes of gas sold may differ from the volumes to which the Fund is entitled based on its interests in the properties. These differences create imbalances that are recognized as a liability only when the properties’ estimated remaining reserves net to the Fund will not be sufficient to enable the underproduced owner to recoup its entitled share through production. The Fund’s recorded liability, if any, would be reflected in other liabilities. No receivables are recorded for those wells where the Fund has taken less than its share of production.

Impairment of Long-Lived Assets
The Fund reviews the value of its oil and gas properties whenever management determines that events and circumstances indicate that the recorded carrying value of properties may not be recoverable. Impairments of producing properties are determined by comparing future net undiscounted cash flows to the net book value at the time of the review.  If the net book value exceeds the future net undiscounted cash flows, the carrying value of the property is written down to fair value, which is determined using net discounted future cash flows from the producing property. The Fund provides for impairments on unproved properties when it determines that the property will not be developed or that a permanent impairment in value has occurred.  The fair value determinations require considerable judgment and are sensitive to change.  Different pricing assumptions, reserve estimates or discount rates could result in a different calculated impairment. Given the volatility of oil and natural gas prices, it is reasonably possible that the Fund’s estimate of discounted future net cash flows from proved oil and natural gas reserves could change in the near term.  If oil and natural gas prices decline significantly, even if only for a short period of time, it is possible that write-downs of oil and gas properties could occur.

Depletion and Amortization
Depletion and amortization of the cost of proved oil and gas properties are calculated using the units-of-production method.  Proved developed reserves are used as the base for depleting capitalized costs associated with successful exploratory well costs.  The sum of proved developed and proved undeveloped reserves is used as the base for depleting or amortizing leasehold acquisition costs, the costs to acquire proved properties and platform and pipeline costs.  The Fund has not begun production as of December 31, 2009 and accordingly has not recorded depletion and amortization.

Income Taxes
No provision is made for income taxes in the financial statements. The Fund is a limited liability company, and as such, the income or loss is passed through and included in the tax returns of the Fund’s shareholders.

Income and Expense Allocation
Profits and losses are allocated 85% to shareholders in proportion to their relative capital contributions and 15% to the Manager, except for interest income and certain expenses such as dry-hole costs, trust fees, depletion and amortization, which are allocated 99% to shareholders and 1% to the Manager.

3.   Recent Accounting Standards

In January 2010, the Financial Accounting Standards Board (“FASB”) issued guidance on improving disclosures about fair value measurements.  This guidance has new requirements for disclosures related to recurring or nonrecurring fair-value measurements including significant transfers into and out of Level 1 and Level 2 fair-value measurements and information on purchases, sales, issuances, and settlements in a rollforward reconciliation of Level 3 fair-value measurements. This guidance is effective for the first reporting period beginning after December 15, 2009, which will be effective for the Fund beginning January 1, 2010.  The Level 3 reconciliation disclosures are effective for fiscal years beginning after December 15, 2010, which will be effective for the Fund December 31, 2011. The adoption of the guidance is not expected to have a material impact on Fund’s financial statements.

In June 2009, the FASB issued Accounting Standards Codification as the source of GAAP to be applied to nongovernmental agencies. This guidance explicitly recognizes rules and interpretive releases of the SEC under authority of federal securities laws as authoritative GAAP for SEC registrants. It was effective for interim or annual periods ending after September 15, 2009.  The guidance was adopted for the third quarter 2009 and did not have a material impact on the Fund’s financial statements.

In May 2009, the FASB issued guidance on subsequent events, which sets forth general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The guidance was adopted effective for the second quarter 2009 and did not have a material impact on the Fund’s financial statements.

In April 2009, the FASB issued guidance on interim disclosures about fair value of financial instruments, which requires quarterly disclosure of information about the fair value of financial instruments.  The guidance was adopted effective for the second quarter 2009 and did not have a material impact on the Fund’s financial statements.

In April 2009, the FASB issued guidance on the recognition and presentation of other-than-temporary impairments, which amends the other-than-temporary impairment guidance for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. This guidance does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. This guidance does not require disclosures for earlier periods presented for comparative purposes at initial adoption. In periods after initial adoption, this guidance requires comparative disclosures only for periods ending after initial adoption. The guidance was adopted effective for the second quarter 2009 and did not have a material impact on the Fund’s financial statements.

In September 2006, the FASB issued guidance related to fair value measurements. This guidance provides a common definition of fair value as the price that would be received to sell an asset or paid to transfer a liability in a transaction between market participants. The FASB also issued guidance on the methods used to measure fair value and required expanded disclosures related to fair value measurements. The Fund adopted this guidance for financial assets and financial liabilities effective January 1, 2008 and for non-financial assets and non-financial liabilities effective January 1, 2009.  The adoption did not have a material impact on the Fund’s financial statements.

In December 2008, the SEC issued Release No. 33-8995, “Modernization of Oil and Gas Reporting” (“Release No. 33-8995”), amending oil and gas reporting requirements under Rule 4-10 of Regulation S-X and Industry Guide 2 in Regulation S-K.  The new requirements provide for consideration of new technologies in evaluating reserves, allow companies to disclose their probable and possible reserves to investors, report oil and gas reserves using an average price based on the prior 12-month period rather than year-end prices, and revise the disclosure requirements for oil and gas operations.  The final rules were effective for fiscal years ending on or after December 31, 2009.  In January 2010, the FASB issued guidance on oil and gas reserve estimation and disclosures to align the Accounting Standards Codification with the disclosure requirements of Release No. 33-8995.  The FASB and SEC guidance has been adopted for the year ended December 31, 2009.

4. Unproved Properties - Capitalized Exploratory Well Costs

Leasehold acquisition and exploratory drilling costs are capitalized pending determination of whether the well has found proved reserves.  Unproved properties are assessed on a quarterly basis by evaluating and monitoring if sufficient progress is made on assessing the reserves.  At December 31, 2009, the Fund had no unproved properties with capitalized exploratory well costs in excess of one year.  The following table reflects the net changes in unproved properties for the period February 3, 2009 (Inception) through December 31, 2009.

December 31, 2009
(in thousands)
Balance - Beginning of the period	$-
Additions to capitalized exploratory well costs
pending the determination of proved reserves	6,669
Reclassifications to proved properties based on
the determination of proved reserves	-
Capitalized exploratory well costs charged to
dry-hole costs	-
Balance - End of the period	$6,669

Capitalized exploratory well costs are expensed as dry-hole costs in the event that reserves are not found or are not in sufficient quantities to complete the well and develop the field.   During the period February 3, 2009 (Inception) through December 31, 2009, the Fund had no dry-hole costs.

5.  Distributions

Distributions to shareholders are allocated in proportion to the number of Shares held.  Certain shares have early investment incentive rights and advance distribution rights, as defined in the LLC Agreement, of $16 thousand per share.  Additionally, shareholders without early investment incentive rights may participate in an advance cash flow distribution, as defined in the LLC Agreement, of $6 thousand per share.

The Manager will determine whether available cash from operations, as defined in the LLC Agreement, is to be distributed.  Such distribution will be allocated 85% to the shareholders and 15% to the Manager, as required by the LLC Agreement.

Available cash from dispositions, as defined in the LLC Agreement, will be paid 99% to shareholders and 1% to the Manager until the shareholders have received total distributions equal to their capital contributions. After shareholders have received distributions equal to their capital contributions, 85% of available cash from dispositions will be distributed to shareholders and 15% to the Manager.

There were no distributions paid by the Fund during the period February 3, 2009 (Inception) through December 31, 2009.

6.  Related Parties

During the period February 3, 2009 (Inception) through December 31, 2009, the Fund incurred a one-time investment fee of approximately 4.5% of initial capital contributions, or $1.9 million, payable to the Manager.  Such fees were payable for services of investigating and evaluating investment opportunities and effecting transactions and are expensed as incurred.

During the period February 3, 2009 (Inception) through December 31, 2009, the Fund incurred an offering fee, payable to the Manager, totaling $1.4 million, which approximated 3.5% of capital contributions directly related to the offer and sale of Shares.  Additionally, the Fund paid commissions and placement fees to Ridgewood Securities Corporation, a registered broker-dealer affiliated with the Manager, of $0.1 million and $0.4 million, respectively.  At December 31, 2009, such fees were included in syndication costs of $4.8 million.

The LLC Agreement provides that the Manager render management, administrative and advisory services.  For such services, the Manager is paid an annual management fee, payable monthly, of 2.5% of total capital contributions, net of cumulative dry-hole and related well costs incurred by the Fund.  Management fees of $0.6 million were incurred during the period February 3, 2009 (Inception) through December 31, 2009.

At times, short-term payables and receivables, which do not bear interest, arise from transactions with affiliates in the ordinary course of business.

None of the compensation paid to the Manager has been derived as a result of arm’s length negotiations.

The Fund has working interest ownership in certain projects to acquire and develop oil and natural gas projects with other entities that are likewise managed by the Manager.

7.  Fair Value of Financial Instruments

At December 31, 2009, cash and cash equivalents, short-term investments in marketable securities, salvage fund, and accrued expenses approximate fair value.

8. Commitments and Contingencies

Capital Commitments
The Fund has entered into multiple agreements for the drilling and development of its investment properties. The estimated capital expenditures associated with these agreements vary depending on the stage of development on a property-by-property basis.  As of December 31, 2009, the Fund had committed to spend an additional $17.4 million related to its investment properties.

Environmental Considerations
The exploration for and development of oil and natural gas involves the extraction, production and transportation of materials which, under certain conditions, can be hazardous or cause environmental pollution problems.  The Manager and the operators of the Fund’s properties are continually taking action they believe appropriate to satisfy applicable federal, state and local environmental regulations and do not currently anticipate that compliance with federal, state and local environmental regulations will have a material adverse effect upon capital expenditures, results of operations or the competitive position of the Fund in the oil and gas industry.  However, due to the significant public and governmental interest in environmental matters related to those activities, the Manager cannot predict the effects of possible future legislation, rule changes, or governmental or private claims.  At December 31, 2009, there were no known environmental contingencies that required the Fund to record a liability.

Insurance Coverage
The Fund is subject to all risks inherent in the exploration for and development of oil and gas. Insurance coverage as is customary for entities engaged in similar operations is maintained, but losses may occur from uninsurable risks or amounts in excess of existing insurance coverage. The occurrence of an event that is not insured or not fully insured could have an adverse impact upon earnings and financial position.  Moreover, insurance is obtained as a package covering all of the funds managed by the Manager.  Claims made by other funds managed by the Manager can reduce or eliminate insurance for the Fund.

9. Subsequent Events

The Fund has assessed the impact of subsequent events through February 17, 2010, the date of the issuance of its financial statements, and has concluded that there were no such events that require adjustment to, or disclosure in, the notes to the financial statements.

Ridgewood Energy A-1 Fund, LLC
Supplementary Financial Information
Information about Oil and Gas Producing Activities - Unaudited

In accordance with the Financial Accounting Standards Board guidance on Disclosures of Oil and Gas Producing Activities, this section provides supplementary information on oil and gas exploration and producing activities of the Fund.   Tables I and II provide historical cost information pertaining to capitalized costs, costs incurred in exploration, property acquisitions and development, and results of operations. At December 31, 2009, the Fund did not have proved reserves to warrant additional disclosures.

The Fund is engaged solely in oil and gas activities, all of which are currently located in the United States offshore waters of Louisiana and Texas in the Gulf of Mexico.

Table I - Capitalized Costs Relating to Oil and Gas Producing Activities

December 31, 2009
(in thousands)

Advances to operators for working interests and expenditures	$2,713
Unproved properties	6,669
Total oil and gas properties	$9,382

Table II - Costs Incurred in Oil and Gas Property Acquisition, Exploration, and Development

For the period
February 3, 2009
(Inception) through
December 31, 2009
( in thousands)

Exploration costs	$9,679
$9,679

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

RIDGEWOOD ENERGY A-1 FUND, LLC

Date: February 17, 2010	By:	/s/ ROBERT E. SWANSON
Robert E. Swanson
Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this registration statement has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

	Signature	Capacity	Date

By:	/s/ ROBERT E. SWANSON	Chief Executive Officer	February 17, 2010
	Robert E. Swanson	(Principal Executive Officer)

By:	/s/ KATHLEEN P. MCSHERRY	Executive Vice President and Chief Financial Officer	February 17, 2010
	Kathleen P. McSherry	(Principal Financial and Accounting Officer)

RIDGEWOOD ENERGY CORPORATION:
By:	/s/ ROBERT E. SWANSON	Chief Executive Officer of the Manager	February 17, 2010
Robert E. Swanson